0:00
tell us who you are introduce yourselves
0:02
cool
0:03
i'm dave i'm heather and we're the
0:05
owners of stoke house coffee
0:11
seeing soccer parents standing outside
0:13
in the freezing cold
0:15
and saying to ourselves all the time for
0:16
sure why isn't there a mobile coffee
0:18
place
0:19
like right here that can serve us
0:21
[Music]
0:25
i love coffee obviously
0:28
you can give somebody a good morning you
0:30
know
0:31
with something as simple as a cup of
0:32
coffee it just brings people together
0:35
and you just want to keep getting back
0:36
together when we have the opportunity
0:39
to interact with people and reach out
0:40
with kindness and lead with kindness
0:43
that's a huge part of our life and that
0:44
was a huge part of what we wanted to

0:46
bring this gocats coffee
0:49
us being mobile i think gives us an
0:51
opportunity to
0:53
be a part of different communities and
0:55
be a part of those different events
0:57
and share i knew
1:01
that no matter where it was if these
1:03
were the people i was doing it with it
1:04
was going to be worth it
1:06
[Music]
1:08
don't put it on the end i think
1:11
customers
1:13
that care want a place that cares
1:17
we're choosing coffee roasters that care
1:20
about the farmers that grow the beans
1:22
for them
1:25
you'll know with whether somewhere not
1:26
cares just by the fact like smell this
1:28
and they'll sit there like either with
1:30
you i was like smell this and you like
1:31
leaned in you're like
1:32
and i watched your eyes do that glitter

1:34
that everybody does when they're trying
1:35
to figure out what's in front of them
1:37
right when it's touched them in such a
1:38
way that they're like i need to know
1:40
more
1:41
and that's where the ingredients matter
1:44
who we're
1:44
sourcing our coffee from and our tea
1:46
from and our espresso machine and our
1:48
baked goods and
1:49
knowing that that's part of our
1:51
community too
1:53
so not only are espresso machines made
1:54
right here in seattle our coffee roaster
1:57
is right up north in bellingham
1:58
our bakery is literally within just a
2:00
few minutes from here and there's a
2:02
reason for that
2:03
we could build up our local economy we
2:05
could support one another that way
2:09
whatever steps we take will be the right
2:11
steps as long as we're

2:13
committing and sharing that message that
2:15
we are a mindfulness
2:16
shop that sells coffee not a coffee shop
2:20
that sells minds
2:21
when people are watching this video
2:22
though why should they care
2:26
i guess for the people that are watching
2:27
this video i'd say their dollar has so
2:30
much more voice than they think
2:32
all they have to do is care about it so
2:34
come join us
2:35
come join the school house coffee family
2:37
we can't wait to meet you